SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549





                                  FORM 11-K


   (Mark One)
   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

   For the year ended December 31, 1998

                                      OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



   For the transition period from              to


   Commission file number 1-8353



                 NUI CORPORATION SAVINGS AND INVESTMENT PLAN
                                     for
                       COLLECTIVE BARGAINING EMPLOYEES



                               NUI Corporation
                              550 Route 202-206
                                 P.O. Box 760
                      Bedminster, New Jersey  07921-0760




                               NUI CORPORATION

                         SAVINGS AND INVESTMENT PLAN


                                     for

                       COLLECTIVE BARGAINING EMPLOYEES




            FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997


                                TOGETHER WITH

                               AUDITORS' REPORT




                               NUI CORPORATION

                         SAVINGS AND INVESTMENT PLAN

                                     for

                       COLLECTIVE BARGAINING EMPLOYEES

                        INDEX TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1998 AND 1997



                                                                       Page

   Report of Independent Public Accountants


   Financial Statements:

        Statement of Net Assets Available for Benefits                    1

        Statement of Changes in Net Assets Available for Benefits       2-4

        Notes to Financial Statements                                   5-8


   Supplemental Schedules:

        I  - Item 27a-Schedule of Assets Held for Investment
             Purposes at December 31, 1998                                9

        II - Item 27d-Schedule of Reportable Transactions for the
             Year Ended December 31, 1998                                10



   All other supplemental schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and the applicable regulations issued by the Department of Labor.


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


   To the Administrative Committee of the NUI Corporation Savings and Investment Plan for Collective Bargaining Employees

   We have audited the accompanying statement of net assets available for benefits of the NUI Corporation Savings and Investment Plan for Collective Bargaining Employees (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

   Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                 ARTHUR ANDERSEN LLP

   June 28, 1999
   New York, New York


                               NUI CORPORATION
                         SAVINGS AND INVESTMENT PLAN
                                     for
                       COLLECTIVE BARGAINING EMPLOYEES
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                       As of December 31, 1998 and 1997

                                                    1998          1997
    ASSETS
    Investments at market value
        Merrill Lynch Trust Company:
            Insured Money Market Fund             $     320   $      292
            Income Accumulation Fund                197,669      137,736
            LifePath 2000 _ Fund                      4,512        2,920
            LifePath 2010 _ Fund                      8,672        2,091
            LifePath 2020 _ Fund                      5,533        1,696
            LifePath 2030 _ Fund                      5,689        1,566
            LifePath 2040 _ Fund                     10,081        4,137
            Asset Allocation Fund                   182,050      103,312
            Growth Stock Fund                             -      417,677
            Norwest Large Company Growth A          604,030            -
            S&P 500 Stock Fund                    1,319,236      793,948
            NUI Stock Fund                        1,015,502      804,996
            Templeton Foreign Fund                   24,472       18,714
    Loans to Participants                           149,866       59,535
                                                  ---------    ---------
    Net Assets Available for Benefits            $3,527,632   $2,348,620
                                                  =========    =========



            The accompanying notes to financial statements are an
                       integral part of this statement.

                               NUI CORPORATION
                         SAVINGS AND INVESTMENT PLAN
                                     for
                       COLLECTIVE BARGAINING EMPLOYEES
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     For the Year Ended December 31, 1998

                                              Insured
                                              Money      Income         Lifepath     Lifepath
                                              Market     Accumulation   2000         2010
                                Total         Fund       Fund           Fund         Fund

    Additions to Net Assets
     Attributable to:
         Net Appreciation/
          (Depreciation)
          In Market Value
          of Investments        $114,883    $      -     $     -        $129         $259
         Interest                 19,860          18       9,936           -            -
         Mutual Fund
         Income                  220,779           -           -         297         360
       Contributions:
         Participants'           688,149          13      61,126       2,365       3,503
         Employer's              146,724           -           -         -             -
                               ---------    --------     -------     -------     -------
     Total Additions           1,190,395          31      71,062       2,791       4,122
                               ---------    --------     -------     -------     -------

    Deductions from Net
    Assets Attributable
    to:
       Benefits Paid
       to Participants            (4,597)          -         (31)     (1,175)          -
       Expenses                   (6,786)     (1,530)       (522)        (21)        (31)
                              ----------    --------     -------      ------     -------
     Total Deductions            (11,382)     (1,530)       (553)     (1,196)        (31)
                              ----------    --------     -------      ------     -------
    Interfund Transfers                -       1,527     (10,576)         (3)      2,490
                              ----------    --------     -------      ------     -------
    Net Increase               1,179,012          28      59,933       1,592       6,581

    Net Assets Available
    for Benefits at
       Beginning of
       the Year                2,348,620         292     137,736       2,920       2,091
                              ----------    --------     -------      ------     -------

    Net Assets Available
     for Benefits at
       End of the Year       $3,527,632        $320    $197,669      $4,512       $8,672
                             ==========    ========    ========      ======       ======

            The accompanying notes to financial statements are an
                       integral part of this statement.


                                  NUI CORPORATION
                            SAVINGS AND INVESTMENT PLAN
                                        for
                          COLLECTIVE BARGAINING EMPLOYEES
             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                       For the Year Ended December 31, 1998

                                 Lifepath    Lifepath    Lifepath    Templeton   Asset
                                 2020        2030        2040        Foreign     Allocation
                                 Fund        Fund        Fund        Fund        Fund


     Additions to Net Assets
     Attributable to:
          Net Appreciation/
           (Depreciation) in
           Market Value of
           Investments         $   305     $  451      $  922       $(3,289)      $12,672
          Interest                   -          -           -             -             -
          Mutual Fund
           Income                 360         295         590         2,429        19,963
        Contributions:
          Participants'         3,768       3,378       4,701        10,390        44,574
          Employer's                -           -           -             -             -
                                -----      ------      ------        ------       -------
       Total Additions          4,433       4,124       6,213         9,530        77,209
                                -----      ------      ------        ------       -------
     Deductions from Net
     Assets Attributable
     to:
        Benefits Paid to
        Participants            (542)          -           -              -             -
        Expenses                 (48)        (31)        (30)           (66)         (377)
                              ------      ------      ------         ------       -------
      Total Deductions          (590)        (31)        (30)           (66)         (377)
                              ------      ------      ------         ------       -------
     Interfund Transfers          (6)         30        (239)        (3,706)        1,906
                              ------       -----      ------         ------       -------
     Net Increase              3,837       4,123       5,944          5,758        78,738

     Net Assets
     Available for
     Benefits at
        Beginning of
        the Year               1,696       1,566       4,137         18,714       103,312
                              ------      ------      ------         ------       -------
     Net Assets
     Available for
     Benefits at
        End of
         the Year            $5,533      $5,689     $10,081         $24,472      $182,050
                             ======      ======     =======         =======      ========


            The accompanying notes to financial statements are an
                       integral part of this statement.

                               NUI CORPORATION
                         SAVINGS AND INVESTMENT PLAN
                                     for
                       COLLECTIVE BARGAINING EMPLOYEES
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     For the Year Ended December 31, 1998

                                           Norwest
                                Growth     Large       S&P 500     NUI
                                Stock      Company     Stock       Stock          Loans to
                                Fund       Growth A    Fund        Fund           Participants

   Additions to Net Assets
   Attributable to:
      Net Appreciation/
       (Depreciation) in
       Market Value of
       Investments            $(123,630)    $53,675    $189,320   $  (15,931)     $      -
      Interest                        -           -           -            -         9,906
      Mutual Fund
       Income                   122,196           -      74,289            -             -
      Contributions:
          Participants'         157,171       8,020     286,164      102,976             -
          Employer's                  -           -           -      146,724             -
                               --------     -------    --------     --------       -------
      Total Additions           155,737      61,695     549,773      233,769         9,906
                               --------     -------    --------     --------       -------
   Deductions from Net
   Assets Attributable
   to:

      Benefits Paid to
      Participants               (1,618)         -       (1,231)          -              -
      Expenses                     (947)      (120)      (2,084)       (979)             -
                               --------     ------      -------     -------        -------
      Total Deductions           (2,565)      (120)      (3,315)       (979)             -
                               --------     ------       ------     -------        -------
   Interfund Transfers         (570,849)   542,455      (21,170)    (22,284)        80,425
                               --------    -------      -------     -------        -------
   Net                         (417,677)   604,030      525,288     210,506         90,331
   Increase/(Decrease)

   Net Assets Available
   for Benefits at
      Beginning of
      the Year                 417,677          -      793,948     804,996          59,535
                              --------    -------     --------     -------          ------

   Net Assets Available
   for Benefits at
      End of the Year        $      -    $604,030   $1,319,236  $1,015,502        $149,866
                              =======     =======    =========   =========         =======

             The accompanying notes to financial statements are an
                        integral part of this statement



                               NUI CORPORATION
                         SAVINGS AND INVESTMENT PLAN
                                     for
                       COLLECTIVE BARGAINING EMPLOYEES
                        NOTES TO FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


   1.   Summary Description of the Plan

        The NUI Corporation Savings and Investment Plan for Collective Bargaining Employees (the Plan) is a defined contribution plan established April 1, 1995 covering eligible employees of NUI Corporation and its subsidiaries (the Company). Eligible employees are those whose compensation and conditions of employment are covered by a collective bargaining agreement which calls for participation in the Plan, providing the employee has completed twelve months of service. The Plan conforms to the requirements of the Employee Retirement Income Security Act of 1974, as amended. The following description provides only general information. See the Plan agreement for a more complete description.

        The Plan allows eligible employees who participate to make "basic" contributions of up to 6% of their annual base pay, which are matched by contributions by the Company. Participant contributions are matched at a rate of 25% of their "basic" contributions. Participants may make additional contributions of up to 4% of their annual base pay, providing these contributions do not exceed limits imposed by the Internal Revenue Code of 1986, as amended (the Code). These additional contributions are not matched by the Company. Contributions may be made on a before-tax or after-tax basis as permitted by tax regulations.

        Company contributions are invested in the NUI Stock Fund, unless the participant has reached age 55, whereby they can direct the investment of these contributions into any fund. Participant contributions may be invested in the following funds: Income Accumulation Fund, Asset Allocation Fund, Norwest Large Company Growth A Fund, S&P 500 Stock Fund, the LifePath Funds, Templeton Foreign Fund, and the NUI Stock Fund, as designated by the participants. A Plan participant is vested at all times in the amount of his/her contributions and earnings thereon. A participant becomes 50% vested in the Company contributions after 36 months of service, 75% after 48 months of service and 100% after 60 months of service. An eligible employee with five or more years of service with the Company becomes fully vested upon entering the Plan. A participant also becomes fully vested upon attaining his/her normal retirement date as an employee, or upon his/her death or disability. Forfeitures of participant's non-vested account balances can be used to pay Plan fees and/or reduce Company contributions, as directed by the Plan Administrator. There were no forfeitures during the years ended December 31, 1998 and 1997.

        Participants may borrow up to 50% of the value of the vested portion of their accounts, excluding the Company match portion of their accounts, as calculated on the effective date of the loan up to a maximum of $50,000. The interest rate is the prime rate plus 1% at the time of the loan. The term of the loan cannot exceed five years, nor be less than one year. If a loan participant's employment is terminated for any reason, the remaining unpaid balance becomes immediately due and payable, and if unpaid, may become a taxable distribution. Loan repayments are credited to participants accounts based upon the participant's current investment election for new contributions.

        Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan or completely discontinue contributions. Upon either of these two events, all employees would become 100% vested. Benefits would be distributed to participants upon termination of the Plan.


   2.   Significant Accounting Policies

        The financial statements have been prepared on the accrual basis of accounting.

        The Company's management has made a number of estimates and assumptions relating to the reporting of investments. Actual results could differ from those estimates.

        The Plan's investments in each Investment Fund are maintained in shares/units and are reflected in the accompanying Statement of Net Assets Available for Benefits at market value. The market value of the Insured Money Market and loans to participants is based on cost, which approximates market value. The market value of the Income Accumulation Fund is determined in good faith and in the best judgment of the investment officers of Merrill Lynch Trust Company (Merrill Lynch) in accordance with accepted practices, applicable laws and regulations, and procedures formulated by Merrill Lynch. The market value of the Asset Allocation, Norwest Large Company Growth A Fund, the LifePath Funds, Templeton Foreign Fund and S&P 500 Stock Funds is based on the Funds' published quotation. The market value of the NUI Stock Funds is based on published market quotations of the Funds' underlying assets. Purchases and sales of assets are reflected on a trade-date basis. The value of a share/unit is determined daily by dividing the value of each Investment Fund by its total number of outstanding shares/units.

        The following is a summary of the share/unit values and shares/units outstanding as of December 31, 1998 and 1997:

                                 1998                       1997
                        ------------------------   -----------------------
                        Share/Unit  Shares/Units   Share/Unit Shares/Units
                        Value       Outstanding    Value      Outstanding

   Income Accumulation
    Fund                  $14.81        13,344     $13.95         9,871
   LifePath 2000          $11.63           388     $11.27           259
   LifePath 2010          $14.40           602     $13.32           157
   LifePath 2020          $16.47           336     $14.88           114
   LifePath 2030          $18.71           304     $16.14            97
   LifePath 2040          $20.33           496     $17.31           239
   Asset Allocation
    Fund                  $14.14        12,875     $12.74         8,109
   Growth Stock Fund           -             -     $14.61        28,588
   Norwest Large
    Company Growth A
    Fund                  $54.48        11,087          -             -
   S&P 500 Stock Fund     $24.61        53,606     $20.39        38,938
   NUI Stock Fund         $19.12        53,112     $20.02        40,210
   Templeton Foreign
    Fund                   $8.39         2,917     $ 9.95         1,881

        In accordance with generally accepted accounting principles, distributions are recorded when paid. There were no distributions payable to participants at December 31, 1998 and 1997.

        Recordkeeping and investment fund election changes and loan fees are paid by the participants from their accounts. Investment management fees are also paid by the participants and are included as a reduction of the investment return. All other fees of the Plan (e.g. legal, accounting, tax, etc.) are paid by the Company.

        Plan assets are invested in various mutual funds, any of which could from time-to-time utilize financial derivatives. Generally accepted accounting principles require the investment managers of such funds to list in their financial statements the amount and purpose of such derivatives. Upon request, participants can be provided with copies of the funds' financial statements directly from Merrill Lynch and should refer to these for information on this issue. Derivative securities are not used for speculative purposes. When derivatives are used, it is simply to manage a fund into a market-neutral position, to attempt to match the return of a stated benchmark.

   3.   Investment Funds

        The Plan consists of the following funds:

        Income Accumulation Fund - This fund seeks to provide a stable return while preserving value by investing in U.S. government and agency securities, and other short-term fixed-income securities.

        Asset Allocation Fund - This fund seeks to achieve a high level of long-term total return at reasonable risk by shifting investments among three asset classes: common stocks, U.S. Treasury long-term bonds and money market instruments.

   Norwest Large Company Growth A Fund _ This fund seeks long-term capital appreciation by investing in larger capitalization growth companies whose growth rates in earnings and revenues are expected to be above average.

        S&P 500 Fund - This fund seeks to achieve a long-term total rate of return approximating the total rate of return of the stocks composing the S&P 500 index.

        NUI Stock Fund - This fund is invested and dividends are reinvested in common stock of NUI Corporation.

        LifePath Funds - These are asset allocation funds that change their investment mix based on the expected risk and return of the different asset classes in which they invest. LifePath represents a family of five funds with each fund name containing a target date; the nearer the target date the more conservatively the fund invests. The objective of each fund is to maximize return while maintaining a level of risk appropriate to its target date.

        Templeton Foreign Fund - This is an international equity fund that seeks long-term capital growth. Principal investments are in stocks and debt obligations of companies and governments outside the United States.



        The Plan also uses an Insured Money Market Fund as a pass-through of amounts in and out of the Investment Funds. This fund had a balance of $320 as of December 31, 1998. Interest and other income earned by the Investment Funds are reinvested by the Trustee in accordance with the terms of the Plan.

   4.   Federal Income Taxes

        The Internal Revenue Service issued a determination letter, dated November 20, 1995, stating that the Plan, as designed, met the requirements of Section 401 (a) of the Internal Revenue Code and was exempt from taxation. Management and Counsel believe the Plan continues to operate in accordance with IRS regulations and therefore continues to be tax-exempt.

        Under present Federal income tax law, a participant is not taxed currently on any before-tax contributions or Company contributions to the Plan, income earned by the Plan, or gain on the sale of securities held by the Plan until the participant's account is distributed to him/her or made available to him/her without restriction. Participants are taxed currently on the amount of their after-tax contributions.


   EIN #22-1869941                                          Schedule I
   PLAN #007
                                   NUI CORPORATION
           SAVINGS AND INVESTMENT PLAN FOR COLLECTIVE BARGAINING EMPLOYEES
                            ITEM 27a - SCHEDULE OF ASSETS
                            HELD FOR INVESTMENT PURPOSES
                                AT DECEMBER 31, 1998

                         Description                       Historical   Current
   Identity of Issue    Of Investment    Shares/Units      Cost         Value

   Merrill Lynch
   Trust Company*
                      Insured Money                 -         $320         $320
                      Market Fund
                      Income
                      Accumulation Fund        13,344     $197,669     $197,669

                      LifePath 2000 _             388       $4,422       $4,512
                      Fund

                      LifePath 2010 _             602       $8,412       $8,672
                      Fund

                      LifePath 2020 _             336       $5,281       $5,533
                      Fund

                      LifePath 2030 _             304       $5,188       $5,689
                      Fund

                      LifePath 2040 _             496       $8,924      $10,081
                      Fund

                      Asset Allocation         12,875     $165,165     $182,050
                      Fund
                      Norwest Large
                      Company  Growth A        11,087     $538,676     $604,030
                      Fund

                      S & P 500 Stock          53,606     $960,584   $1,319,236
                      Fund

                      NUI Stock Fund           53,112     $764,880   $1,015,502

                      Templeton Foreign         2,917      $28,710      $24,472
                      Fund

   Participant Loans  Loans, at
                      Interest
                      Rates Ranging                 -     $149,866     $149,866
                      from
                      8.75% to 9.50%

   *Represents a party in interest for the year ended December 31, 1998.


                The accompanying notes to financial statements are an
                           integral part of this schedule.

   EIN #22-1869941                                         Schedule II
   PLAN #007

                                   NUI CORPORATION
           SAVINGS AND INVESTMENT PLAN FOR COLLECTIVE BARGAINING EMPLOYEES
                    ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                         FOR THE YEAR ENDED DECEMBER 31, 1998


                                                   No.
 Identity     Description    No. of     Purchase   of       Selling   Cost of    Gain/
 of Party     of Asset      Purchases    Price     Sales    Price     Asset      (Loss)

   Series of transactions with Merrill Lynch Trust Company, involving securities that, in the Aggregate, exceed 5% of the plan assets as of the beginning of the year.

   Merrill
   Lynch
   Trust
   Company*
             Growth Stock
             Fund                67    $290,592    32     $584,639   $719,468  ($134,829)

             Norwest
             Large
             Company              6  $1,086,585     3     $536,231   $547,909   ($11,678)
             Growth A
             Fund

             S&P 500
             Stock Fund          80    $391,988    35      $56,019    $41,253    $14,766

             NUI Stock
             Fund                81    $261,041    29      $34,604    $28,708     $5,896



   *Represents a party in interest for the year ended December 31, 1998.



            The accompanying notes to financial statements are an
                       integral part of this schedule.


                                  SIGNATURES




   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                     NUI CORPORATION



                                                   James R. Van Horn
   June 28, 1999                                  Plan Administrator




                                                     Robert F. Lurie
   June 28, 1999                                        Plan Sponsor